FOR IMMEDIATE RELEASE         Contact - Guy T. Marcus
October 25, 1994                        Vice President-Inv. Rel.
                                        (214) 978-2691

                HALLIBURTON AND McDERMOTT DISCUSS
                      SCOTTISH JOINT VENTURE

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) and McDermott International, Inc. (NYSE: MDR) announced today that their Brown & Root Energy Services and McDermott Scotland Ltd. business units have commenced discussions to form a 50/50 joint venture company to operate their North Sea fabrication yards in the Highland Region of Scotland. The proposal is that Brown & Root Highlands Fabricators' yard at Nigg and McDermott Scotland Ltd.'s yard at Ardersier will merge to create one of the United Kingdom's largest fabricators for the offshore oil and gas industry.

     The parties have entered into the discussions in order to realign and strengthen their businesses, and to accommodate fundamental changes in the marine construction market. The new company will create economies of scale in an industry segment in need of rationalization, as well as creating the only company capable of providing a fully integrated range of construction services for the North Sea.

     Following satisfactory completion of the due diligence reviews by both partners, and discussions with interested parties, it is expected that the joint venture will start operations on January 1, 1995. A new management team will be appointed from within the joint venture partners.

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     Approximately 950 people are employed at Nigg, and 400 at
Ardersier on current projects. While the joint venture company will be taking the opportunity to review its overheads and possible duplication of roles, it is anticipated that the two yards will become even more competitive and that this will lead to increased business and job opportunities in the future.

     McDermott Scotland Ltd. is a subsidiary of McDermott International Inc. which is a leading worldwide energy services company. The company and its subsidiaries manufacture steam-generating equipment, environmental equipment, and government and aerospace products. They also provide engineering and construction services for industrial and utility facilities onshore, and to the oil and gas industry offshore.

     Brown & Root Energy Services is an operating unit of Brown &
Root Inc., a business unit of Halliburton Company.   Halliburton
Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.
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